

December 13, 2010

Robert Aquilina
Chairman and Chief Executive Officer
CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, TN 37067

> **Re: CBaySystems Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on November 26, 2010**
> **File No. 333-169997**

Dear Mr. Aquilina:

We have reviewed your amended registration statement and response letter and have the following comments. Where prior comments are referenced, they refer to our letter dated November 12, 2010.

General

1. We note that you intend to file an application for confidential treatment regarding certain agreements to be filed as exhibits to the registration statement. We will review your application upon receipt and any comments will be issued under separate cover. Please be advised that will be unable to act favorably upon a request for acceleration of the Form S-1 until comments relating to the confidential treatment application have been resolved.

Compensation Discussion and Analysis

Performance Measures, page 96

2. Please refer to prior comment 24. Your assertion regarding the subjective evaluation of individual performance notwithstanding, because individual performance contributed materially to the total bonus amounts paid to your named executive officers, disclosure regarding the elements of individual performance and/or the individual contributions taken into account in awarding the bonuses appears to be warranted. Such disclosure should include a brief discussion, on an individualized basis, of the individual achievements and/or contributions the remuneration committee considered in making the awards for the 2009 fiscal year. Please revise accordingly.

3. We note your response to prior comment 26 regarding the reasons why the adjusted EBITDA metric utilized under the bonus program was calculated differently than the Adjusted EBITDA figure disclosed in Management's Discussion and Analysis. Please

expand your disclosure on page 97 to provide disclosure to this effect that is consistent with your response.

Notes to Consolidated Financial Statements

9. Contractual Obligations

Other Commitments-Related Party, page F-25

4. We note in your response to our prior comment 31 you indicate that the consulting agreement was entered into to effect the economic understanding regarding the terms upon which SAC CBI acquired its ownership interest in the company including restrictions on the company's ability to sell shares at a discount at the time of its initial investment in August 2008. Please further explain the purpose of this agreement including what the "economic understanding" is, the specific restrictions on the company's ability to sell shares at a discount and whether any consulting services have been provided to date.

You may contact Melissa Kindelan at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 455-2502
        D. Rhett Brandon, Esq.
        Simpson Thacher & Bartlett LLP